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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: January, 2006

                        Commission File Number: 000-50328


                           Viking Energy Royalty Trust
             (Exact name of registrant as specified in its charter)


    Suite 400, Calgary Place, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [_]              Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                     Yes [_]            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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EXHIBIT NO.         DESCRIPTION
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   99.1 Arrangement Agreement dated December 23, 2005 among Harvest Energy Trust and Harvest Operations Corp. and Viking Energy Royalty Trust and Viking Holdings Inc. and Schedule "A" (Plan of Arrangement)

   99.2 Proxy For Holders of Trust Units of Viking Energy Royalty Trust for the Special Meeting of Viking Energy Royalty Trust to be held on February 2, 2006

   99.3             Letter of Transmittal

   99.4             Confirmation of Mailing

   99.5 Press Release dated January 9, 2006 announcing mailing of Joint Information Circular

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Viking Energy Royalty Trust
                                          (Registrant)



Date:   January 24, 2006                  By: /s/ Diane Phillips
                                              --------------------------------
                                          Name:  Diane Phillips
                                          Title: Assistant Corporate Secretary